SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 20, 2007

SMURFIT KAPPA FUNDING PLC

(formerly known as JSG Funding plc)

(Translation of registrant’s name into English)

Beech Hill

Clonskeagh

Dublin 4

Ireland

Telephone: +353 (1) 202-7000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Amended and Restated Senior Credit Facility

On July 19, 2007, Smurfit Kappa Acquisitions (a wholly-owned subsidiary of Smurfit Kappa Funding plc (the “Company”)) announced that it secured approval from its lenders to amend certain terms of its senior credit facilities, including a reduction in margin across each of the facilities and the relaxation of certain other restrictions on the Company’s subsidiaries.

A copy of the Amended and Restated Senior Credit Facility Agreement, dated as of July 18, 2007, is attached hereto as Exhibit 1.

2

LIST OF EXHIBITS

The following exhibits have been filed as part of this Form 6-K:

Exhibit	Description

1

Amendment and Restatement Agreement, dated July 18, 2007, between Smurfit Kappa Corporation Limited and Deutsche Bank AG, London Branch, in respect of a Senior Credit Facility Agreement, dated November 30, 2005, as amended and restated by an Amendment and Restatement Agreement dated January 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2007	SMURFIT KAPPA FUNDING PLC

	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer